UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Hutchison China MediTech Limited

(Name of Issuer)

Ordinary Shares, par value US$1.00 per share

(Title of Class of Securities)

44842L103(1)

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one-half of one ordinary share, par value US$1.00 per share, of the Issuer.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44842L103

1	Names of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only): Mitsui & Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,214,404
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,214,404
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,404
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 5.3%(1)
12	Type of Reporting Person (See Instructions) CO

(1)	The percentage set forth above is calculated based upon an aggregate of 60,705,823 ordinary shares, par value US$1.00 per share, reported to be outstanding as of December 30, 2016 in the current report on Form 6-K of Hutchison China MediTech Limited submitted to the Securities Exchange Commission on December 30, 2016.

Item 1(a) -	Name of Issuer: Hutchison China MediTech Limited

Item 1(b) -	Address of Issuer’s Principal Executive Offices: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

Item 2(a) -	Name of Person Filing: Mitsui & Co., Ltd. (the “Reporting Person”)

Item 2(b) -	Address of Principal Business Office: The principal business office of the Reporting Person is: Nippon Life Marunouchi Garden Tower 1-3, Marunouchi 1-chome Chiyoda-ku, Tokyo 100-8631, Japan

Item 2(c) -	Citizenship: Japan

Item 2(d) -	Title of Class of Securities: Ordinary Shares, par value US$1.00 per share

Item 2(e) -	CUSIP Number: 44842L103

Item 3 -	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4 -	Ownership:

The information required by Items 4(a) — (c) is set forth in Rows 5-11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5 -	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6 -	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7 -	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

Not Applicable.

Item 8 -	Identification and Classification of Members of the Group:

Not Applicable.

Item 9 -	Notice of Dissolution of Group:

Not Applicable.

Item 10 -	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

MITSUI & CO., LTD.

By:	/s/ Masahiro Moriyasu
Name:	Masahiro Moriyasu
Title:	Authorized Signatory